May 9, 2014

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         GulfSlope Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-194694

Dear Ms. Ransom,

In connection with your comment letter dated May 8, 2014 and the oral comment received by our counsel via telephone on May 8, 2014, GulfSlope Energy, Inc. (the “Company,” “GulfSlope,” “we,” and “us”) submits the following responses.

Financial Statements of GulfSlope Energy, Inc. as of and for the years ended September 30, 2013 and 2012 and for the period from inception, page F-1

Note 3 – Exploration Costs, page F-10

1.
We note your changes in response to comment 17 from our letter dated April 16, 2014.  We remain unclear as to the relationship of your current officers to the licensor of the seismic data.  Please explain to us and clarify in your filing the relationship of your current officers to the licensor of the seismic data and the timeline of when you purchased the seismic data and any relationships between your current officers and your company at that time.

RESPONSE:

The Company has added disclosure to page 44 of Amendment No. 2 to the Registration Statement (“Management – Certain Relationships and Related Party Transactions”) clarifying this relationship and has revised Note 3 on page F-10, Note 3 on page F-20, and Note 6 on page F-13 to clarify this relationship.

In response to the Staff’s request for a supplemental explanation, the Company has divided Comment 1 into two components: (a) the Company’s officers’ relationship with the seismic licensor; and (b) a timeline of the Company’s acquisition of the seismic data.

Securities and Exchange Commission
May 9, 2014

Relationship with Licensor

None of the current officers of the Company have ever been an officer, director or beneficial holder of 5% or more of the capital stock of TGS-NOPEC Geophysical Company (“TGS”), the licensor from which the Company licensed the seismic data on March 22, 2013.  Prior to March 22, 2013, the Company had no relationship with TGS.

Timeline of Acquisition of Seismic Data

Prior to March 21, 2013	Neither Mr. Seitz, Dr. Bain nor Mr. Moore were officers, directors or 5% or more shareholders of the Company.
March 20, 2013
Mr. Seitz, Dr. Bain, Mr. Moore and 3 other individuals (the “Assignors”) entered into a letter of intent with TGS, which provided the Assignors the exclusive right to acquire certain seismic data at a set price (the “LOI”).

March 21, 2013
The Company entered into an agreement with the Assignors, whereby the Assignors assigned their interests in the LOI to the Company in exchange for an aggregate of 243,516,666 shares of the Company’s common stock. The issuance of these shares resulted in Mr. Seitz and Dr. Bain becoming greater than 5% shareholders of the Company.

March 22, 2003	The Company entered into a Master License Service agreement with TGS.
Between April 24, 2013 and May 31, 2013
Mr. Seitz loaned the Company $4.6 million dollars of his personal funds pursuant to convertible promissory notes, which are convertible into the Company’s common stock at $0.12 per share, of which $1.2 million was converted on May 31, 2013.

May 31, 2013
John N. Seitz was appointed as the Chief Executive Officer and Director, Ronald A. Bain was appointed as the President and Chief Operating Officer, and Dwight “Clint” M. Moore was appointed as the Vice President and Secretary.  Prior to May 31, 2013, neither Mr. Seitz, Dr. Bain nor Mr. Moore were officers or directors of the Company.

Oral Comment

On May 8, 2014, the Company received an oral comment from the Staff in connection with the Company’s statement to the Staff in its April 24, 2014 letter to the Staff that the Company intended to file a Form 8-K cross referencing the Form 8-K filed on March 26, 2013.  As discussed, the Company has filed Amendment No. 1 to the Form 8-K filed on March 26, 2013 (the “8-K Amendment”) on Form 8-K/A adding Item 5.01 and 5.06 disclosures that were inadvertently omitted from the original Form 8-K filed on March 26, 2013.  An explanatory note was provided in the 8-K Amendment.

Securities and Exchange Commission
May 9, 2014

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact our counsel, Thomas Pritchard at 713-209-2911 or Sondra Jurica at 713-209-2912.

Regards,

/s/ John N. Seitz
John N. Seitz
Chief Executive Officer